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                                                                                                 EXHIBIT 12

                                      KENTUCKY POWER COMPANY
                         Computation of Ratio of Earnings to Fixed Charges
                                 (in thousands except ratio data)
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                                                                     Year Ended December 31,
                                                          1992       1993      1994      1995      1996
Fixed Charges:
  Interest on First Mortgage Bonds . . . . . . . . .    $13,275    $17,472   $19,090   $19,090   $14,914
  Interest on Other Long-term Debt . . . . . . . . .      7,668      2,033      -        2,422     6,446
  Interest on Short-term Debt. . . . . . . . . . . .        413      1,001     1,621     2,242     2,849
  Miscellaneous Interest Charges . . . . . . . . . .        861        523       485       510       555
  Estimated Interest Element in Lease Rentals. . . .        800        800       700       700       800
       Total Fixed Charges . . . . . . . . . . . . .    $23,017    $21,829   $21,896   $24,964   $25,564

Earnings:
  Net Income . . . . . . . . . . . . . . . . . . . .    $26,537    $18,031   $25,273   $25,128   $16,973
  Plus Federal Income Taxes. . . . . . . . . . . . .      1,465      1,620     2,178     3,914     5,119
  Plus State Income Taxes. . . . . . . . . . . . . .      1,891      1,116     1,154     1,420       598
  Plus Fixed Charges (as above). . . . . . . . . . .     23,017     21,829    21,896    24,964    25,564
       Total Earnings. . . . . . . . . . . . . . . .    $52,910    $42,596   $50,501   $55,426   $48,254

Ratio of Earnings to Fixed Charges . . . . . . . . .       2.29       1.95      2.30      2.22      1.88
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